Cementos Lima S.A.

FILE NO.
82-3911

04045411

VAL-111-04

October 04, 2004

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Quarterly Report as of June 30, 2004.

   Date: filed with CONASEV on September 2004.

   Requiered by: CONASEV

2. Monthly information as of August 31, 2004 relating ADR holders' share con the Capital Stock.

   Date: filed with CONASEV on September 08, 2004.

   Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

Cementos Lima S.A.

(1)

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Newsletter as of Second Quarter 2004



Cementos Lima S.A.

ECONOMIC ENVIRONMENT

Peru's Gross Domestic Product (GDP) increased 4,2% during 1H04 with respect to the same period of 2003. Likewise, the Construction Sector grew 5,65% while domestic demand for cement increased by 5,3%.

With respect to the inflation indices, during 1H04 the Consumer Price Index and the Wholesale Price Index increased by 3,01% and 4,77%, respectively. Comparatively, during 1H03 said indices increased by 1,26% and 0,44%, respectively.

During this first semester, the Peruvian Nuevo Sol devaluated 0,23% against the US dollar in nominal terms, considering the average selling quote at the end of the period. On June 30th, 2004, the exchange rate quotes for selling and buying US dollars were S/.3,472 and S/.3,470 per dollar, respectively.

CORPORATE MATTERS

On April 30th, 2004, the Board of Directors declared a cash dividend of US$ 0,14 per common share and US$ 0,014 per investment share, paid from June 3rd. This dividend totaled US$ 5 837 543 and was on account of fiscal year 2004's retained earnings.

ENVIRONMENT AND NATURAL RESOURCES

During the second quarter of the year, the Company undertook the following activities:

1. Related to Ministries and Government institutions:

- Environmental monitoring of air quality, noises and water at the "Las Hienas" and "Cristina" mining concessions,

the Conchán Pier and Atocongo's quarry and plant, according to the compromises assumed in the environmental studies approved by the Production Ministry.

- On April 14th, 2004, the plans for the closure of the mines and mining concessions Atocongo, Cristina, Virgen de Fátima, Miguel Segundo, Musa 2, Las Hienas, Dunas, Dunas 2 and Conchán I, as well as the PAMA for being direct consumers of hydrocarbons were submitted to the ministries of Production and Energy and Mines.

- On April 15th, 2004, the Ministry of Production approved the Gas Emissions and Particulates Reports for the year 2002 and the First Semester of 2003, as well as the Sulphur Dioxide (SO_2) Gas Emissions' Monitoring Report year 2002 for the industrial plant.

- On May 26th, 2004, the final gas emissions monitoring report corresponding to the year 2003 for the Atocongo industrial plant of Atocongo was submitted to the Production Ministry.

- Studies related to the Sewage Water Treatment System, in charge of the ARPL Tecnología Industrial company, continued. These studies will allow the treatment of 250 000 m3 of effluents, which will be used for the irrigation of green areas and in the production process, activity framed within PAMA's investments program for the Atocongo industrial plant.

2. Related to community support:

- With the purpose of providing knowledge to the Company's and outsourced personnel, and because of the celebration of the world's environment day, during the first week of June the Company carried on a program named "Semana del Medio Ambiente", consisting of a series of presentations which included subjects of interest like Integrated Management Systems, Sewage Water Treatment System and Emissions' Reduction by

Electrofilters. The advances made with respect to the Environmental Management and Compliance Program ("PAMA") of the production plant of Cementos Lima S.A., were also presented. Likewise, the forestation program called "Raíces III", consistent of the sowing of 300 trees, with the participation of school students and population from Villa María del Triunfo was accomplished.

- Continuing with its good neighbor policy, the Company made two health campaigns on June 1st and 3rd, with the population located in the surroundings of the Conchan port and the Atocongo plant, taking care of general medicine, pediatrics and dental care, assisting more than 1 300 people, including the delivery of medicines.

- Cementos Lima S.A., committed with the development of its workers and of the organizations in its surroundings, in June gave the course denominated "Local Governments and Environmental Competences", attended by the employees of the municipalities of Lima, Villa María del Triunfo Pachacamac and Villa EL Salvador, as well as representatives from "INRENA" (national institution for natural resources), the Production Ministry, Mines and Energy Ministry among others. This course has permitted the improvement of the capacities and competencies in

TABLE N° 1
CEMENTOS LIMA S.A.
(in thousands of metric tons)

YEAR	TRIM	Production		Cement Dispatches	
		Clinker	Cement	C. Lima	Peru
2003	I	476,3	456,9	374,4	945,7
	II	469,6	504,7	360,1	889,7
	I-II	945,9	961,6	734,5	1 835,4
	III	518,6	467,2	378,6	987,7
	IV	458,4	426,2	388,2	1 012,3
	I-IV	1 922,9	1 855,0	1 501,3	3 835,3
2004	I	602,0	454,9	399,1	1 011,4
	II	449,4	634,9	373,7	920,7
	I-II	1 051,5	1 089,8	772,7	1 932,1
Variation					
04-I-II/03-I-II		11,2%	13,3%	5,2%	5,3%
04-II/03-II		-4,3%	25,8%	3,8%	3,5%
04-II/04-I		-25,3%	39,6%	-6,4%	-9,0%

* Only domestic despatches are included.

environmental matters, obtaining a coherent and integrated vision about environmental issues and the political and legal mechanisms that are present in the national, regional and local environmental management.

OPERATIONS AND PRODUCTION

The Company's cement production increased during 1H04 by 13,3% with respect to 1H03, from 961 593 t to 1 089 779 t. From the total cement produced, 676 512 t correspond to cement type I, 209 178 t to cement type I of low alkali content for export, 153 673 t to cement type II of low alkali content for export and 50 416 t to cement type IP.

Likewise, the Company's clinker production during the first half of the year increased by 11,2% with respect to the same period of 2003 from 945 896 t to 1 051 465 t. Clinker production included 661 861 t of clinker type I, 208 825 t of clinker type I of low alkali content for export, 139 030 t of clinker type II of low alkali content for export, and 41 749 t of clinker type V.

Clinker and cement production figures, as well as cement domestic dispatches, are shown in Table N° 1.

The Conchán port's operations, expressed in total tonnage, increased by 9,2% with respect to the first semester of 2003. The annual variation in tons of loaded or unloaded product is shown below:

PRODUCT	As of June 30 2004	N° of Vessels	As of June 30 2003	N° de Vessels	Tonnage Variation %
CEMENT	313 871	10	223 524	8	40,4
CLINKER	89 378	3	110 134	4	-18,8
COAL	139 826	4	160 663	6	13
PET COKE	35 889	1	---	-	---
GYPSUM	5 134	1	---	-	---
GRAINS	---	-	40 505	2	---
TOTAL HANDLED	584 098	19	534 826	20	9,2

CEMENTOS LIMA S.A.

Income Statement

(in thousands of constant nuevos soles as of June 30, 2004)

	Six Month Period					Three Mounth Period				
	To June 30 2004		To June 30 2003		Percent Change	Second Quarter 2004		Second Quarter 2003		Percent Change
		%		%	%		%		%	%
Net Sales	286 133	100	276 041	100	4	146 400	100	141 059	100	4
Cost of Sales	(126 489)	(44)	(121 767)	(44)	4	(67 286)	(46)	(62 617)	(44)	7
Gross Margin	159 644	56	154 274	56	3	79 114	54	78 442	56	1
Operating Expenses										
Depreciation and amortization	(46 902)	(16)	(48 537)	(18)	(3)	(23 364)	(16)	(25 222)	(18)	(7)
Administrative	(24 097)	(8)	(20 988)	(8)	15	(11 842)	(8)	(10 945)	(8)	8
Selling	(12 618)	(4)	(7 942)	(3)	59	(6 679)	(5)	(4 400)	(3)	52
Total Operating Expenses	(83 617)	(29)	(77 467)	(28)	8	(41 885)	(29)	(40 567)	(29)	3
Operating Income	76 027	27	76 807	28	(1)	37 229	25	37 875	14	(2)
Comprehensive Financial (Expense) income										
financial (expense) income, net	(1 401)	0	(2 208)	(1)	(37)	(708)	0	(982)	(1)	(28)
Gain (Loss) from monetary position	4 072	1	(344)	0	(1 284)	637	0	1 986	1	(68)
Total Comprehensive Financial (Expense) Income	2 671	1	(2 552)	(1)	(205)	(71)	0	1 004	1	(107)
Other Income (Expenses)	4 437	2	652	0	(781)	3 064	2	(97)	0	(3 259)
Income Before Tax and Employees	83 135	29	73 603	27	13	40 222	27	38 782	27	4
Employees Profit Sharing	(8 417)	(3)	(4 308)	(2)	95	(3 957)	(3)	(4 002)	(3)	(1)
Income Tax	(22 936)	(8)	(18 824)	(7)	22	(10 895)	(7)	(9 723)	(7)	12
Net Income	51 782	18	50 471	18	3	25 370	17	25 057	18	1
Legal Reserve	3 738	1	318	0	1 075	1 462	1	(541)	0	(370)
Net Unrestricted Income	55 520	19	50 789	18	9	26 832	18	24 516	17	9

MARKET

Domestic

The Company's domestic cement dispatches during 1H04 added up to 772 717 t, quantity 5,2% higher than the one obtained in 1H03, when local dispatches reached 734 490 t. It is worth mentioning that during 2Q04 cement dispatches increased 3,8% compared to the same period of 2003 and decreased 6,4% when compared to 1Q04.

Additionally, during this first half of the year, total domestic cement dispatches increased 5,3% with respect to 2003's first half, from 1 835 392 t to 1 932 116 t.

Due to what has been mentioned in previous paragraphs, the Company's market share remained at 40%.

The Company did not make any price adjustments during this semester, maintaining the same prices established on May 16th, 2001.

As a consequence, the average domestic price for Type I cement during 1H04 (figures are net ex-plant per metric ton, excluding packaging, distribution fee and general sales tax), in constant nuevos soles as of June 30th, 2004, was S/. 303,29/t, 4,21% lower than the S/. 316,62/t average of 1H03. In US dollars equivalent, the weighted average price for Type I cement during 1H04 was US$ 85,74/t, 0,18% higher than the US$ 85,59/t averaged during the same period of 2003.

Exports

The total volume exported during the second quarter of 2004 was 283 626 t, 25,8% higher than the total exported during 2Q03, when exports reached 225 507 t.

Out of the total 2Q04 exports, 190 614 t or 67,2% correspond to cement type I of low alkali content, 61 832 t or 21,8% correspond to cement type II of low alkali content and

31 179 t or 11% correspond to type I clinker. All the experts made during 2004 were destined to the USA.

Considering the total volume in the first half of the year, exports grew 20,9%, from 333 658 t during 1H03 to 403 249 t during 1H04.

It is important to point out that exports during the 1H04 equated to 34,3% of the total volume dispatched by the Company, in comparison with the 31,0% reached during 1H03.

ANALYSIS OF FINANCIAL RESULTS

Net sales, including export operations, reached during 1H04, in constant nuevos soles as of June 30th, 2004, a total of S/. 286,1 million, 3,7% higher than in the same period of 2003, mainly due to:

- A 1,0% increase of revenues from domestic sales, because of the higher volume of domestic dispatches (5,2%), net of a lower selling constant price (the Company maintains the same prices for its products since May 16th, 2001).

- A 23,1% increase of revenues from exports, because of the higher volume exported (20,8%) and the better FOB average price negotiated for 2004.

Cost of sales, including export operations, in constant nuevos soles as of June 30th, 2004, was S/. 95,2 million, 1,4% higher than in the same period of 2003.

As a consequence of the higher volumes sold, net of lower constant prices and the improvement in exports' margins, the combined gross margin remained at 55,7% of total sales, which meant a 3,5% growth of the margin during 1H04 compared with 1H03.

CEMENTOS LIMA S.A.

(in thousands of constant nuevos soles as of June 30, 2004)

BALANCE SHEET

	June 30, 2004	December 31, 2003
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	6 406	2 843
Accounts Receivable		
Trade accounts receivable	20 645	23 159
Affiliates	27 511	8 813
Other accounts receivable	6 312	7 131
	54 468	39 103
Inventories		
Cement	2 229	2 202
Work in process	43 050	49 899
Raw materials	4 735	9 056
Coal	15 780	13 513
Spare parts, materials and supplies	63 650	67 241
Goods in transit	4 342	5 295
Quarry stripping costs - deferred	36 900	33 576
	170 686	180 782
Prepaid Expenses	3 600	6 536
TOTAL CURRENT ASSETS	235 160	229 264
Affiliates	14 092	12 048
Accounts Receivable - Long Term	28 656	28 658
Investment in Securities	636 124	670 007
Other Assets	53 095	51 064
TOTAL ASSETS	967 127	991 041
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Bank Overdrafts	59 193	57 583
Trade Accounts Payable	8 997	10 347
Income and Payroll Taxes	6 156	5 943
Vacation and profits Sharing	9 804	11 156
Dividens Payable	73	177
Customers Deposits	4 087	5 065
Affiliates	30	1 918
Other Accounts Payable	17 289	27 562
Current Portion of Long Term Debt	5 208	29 163
TOTAL CURRENT LIABILITIES	110 837	148 914
Deferred Taxes and other	60 897	56 056
Long Term Debt	15 624	16 336
TOTAL LIABILITIES	187 358	221 306
STOCKHOLDERS EQUITY		
Capital Stock	392 794	392 794
Investment Shares	50 740	50 740
Retaines Earnings		
Legal reserve	73 853	77 398
Undistributed earings, previous year	227 482	188 476
Undistributed earings, current year	55 520	97 247
dividens paid on current year net income	(20 620)	(36 920)
TOTAL STOCKHOLDERS EQUITY	779 769	769 735
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	967 127	991 041

CEMENTOS LIMA S.A.

(In thousands of constant nuevos soles as of June 30, 2004)

STATEMENTS OF CASH FLOW

	June 30, 2004		June 30, 2003	
1. CASH FLOW FROM OPERATING ACTIVITIES				
Net Income	51 782		50 471	
Depreciation	45 274		47 156	
Withdraws and/or Adjustment or Fixed Assets	1 544		-	
Amortization of Intangibles / Adjustments	1 628		1 348	
Others	(1 910)	98 318	(21 548)	77 427
		98 318		77 427
2. CHANGES IN ASSETS AND LIABILITIES				
(INCREASE) DECREASE IN ASSETS				
Trade Accounts Receivable	2 514		(14 402)	
Other Accounts Receivable	(19 923)		1 224	
Inventory	10 096		(3 154)	
Prepaid Expenses	2 936	(4 377)	(5 006)	(21 338)
INCREASE (DECREASE) IN LIABILITIES				
Trade Accounts Payable	(1 350)		(515)	
Taxes and Contributions	213		(3 377)	
Personnel Account	(1 353)		(4 395)	
Other Accounts Payable	(12 160)		(51 644)	
Deferred Taxes and Participations	4 841		(2 424)	
Advance Payment of Clients	(978)	(10 787)	526	(61 829)
		83 154		(5 740)
3. CASH FLOW IN INVESTING ACTIVITIES				
Increase of other Assets	(3 659)		(20 746)	
New Contributions to Subsidiaries			-	
Investment decrease due to merger with Lar Carbon			35 951	
Payments for Plant Expansion Proyect	-		-	
Payment for Purchase of Fixed Assets and Current Works	-		-	
	(12 935)		(13 253)	
		(16 594)		1 952
		66 560		(3 788)
4. CASH FLOW FROM FINANCING ACTIVITIES				
Inflows from Long Term financing	-		-	
Long Term Debt Amortization	(22 755)		(37 402)	
Increase (Decrease) of Bank Overdrafts and Loans	1 610		37 532	
Prescribed Dividends (Art. 259 Law 16123)				
Payment of Dividens	(41 852)	(62 997)		130
		3 563		(3 658)
SALDO CAJA INICIAL		2 843		6 361
SALDO CAJA FINAL		6 406		2 703

Operating expenses that totaled S/. 83,6 million were 7,9% higher than the S/. 77,5 million of 1H03, basically due to higher sales expenses and donations.

Operating income reached S/. 76 million during 1H04, lower in 1,0% to the S/. 76,8 million reached in the same period of the former year, due to the same reasons mentioned in previous paragraphs.

Total net financial income (expenses) showed an important decrease, due to the significant reduction of the long term debt because of amortizations.

The gain from monetary position was produced by the decrease of the exchange rate in relation with the beginning of the year.

Other revenues include revenue from the sales of pulverized coal to third parties, revenue from drawback (custom tariff restitution regime) related to exports and other expenses include the costs of sales of pulverized coal to third parties, the net cost of retired fixed assets and the operating expenses from port operations.

The income tax provision for the fiscal year and the workers' profit sharing had important increases, due to the adjustments these concepts underwent the previous year, related to the deduction of the Management Service fee, which had been disputed by the Peruvian Tax Authority (SUNAT). The tax authority's ruling was subsequently declared inadmissible and inapplicable by the First Civil Room of the Superior Court of Lima, on January 31st, 2003.

Consequently net income increased by 2,6% from S/. 50,5 million in 1H03 to S/. 51,8 million in 1H04, in constant soles as of June 30th, 2004, representing 18,1% of net sales, slightly lower than the 18,3% of 2003.

TABLE N° 2
CEMENTOS LIMA S.A.
Financial Ratios: 2004 - 2003

	June 30, 2004	December 31, 2003
Current Ratio	2,12	1,54
Acid Test	0,55	0,28
Cost of sales / Net sales	0,44	0,44
Total Liabilities / Total Stockholders Equity	0,24	0,29

	June 30, 2004	June 30, 2003	Variation %
Inflation (IPC)	107,17	102,80	4,25
Inflation (IPM)	165,02	155,09	6,41
Devaluation (S/./US$)	3,472	3,472	0
Cement Sol (S/./t)	297,78	297,78	0
Cement Atlas (S/./t)	275,68	275,68	0

IPC = Consumer Price Index (Base: December 2001 = 100)
IPM = Wholesale Price Index (Base 1994)

The most important changes in the Company's Balance Sheet as of June 30th, 2004, with respect to December 31st, 2003, took place in the following accounts:

Cash and Cash Equivalent levels increased due to the higher quantity dispatched in the period.

Temporary increase of Trade Accounts Receivable due to exports.

Increase of Trade Accounts Receivable to related companies due to the higher volume of domestic dispatches.

Decrease in Inventories, due to lower stocks of work in process, raw materials and bags for packing.

Decrease in Fixed Assets due to differences in the exchange rates and the higher depreciation of the period, net of assets' acquisitions.

Decrease in Current Liabilities, mainly due to the amortization of the long term debt with current maturity.

STOCK MARKET INFORMATION

A summary of the stock price information for 2Q04 follows (all figures are in current soles per share, except for the number of shares):

	Common shares	Investment Shares
Number as 30-06-04	36 926 629	47 701 066
Face value as of 30-06-04	10,00	1,00
closing price as of 30-06-04	61,80	3,10
Highest closing price	67,20	3,40
Lowest closing price	61,80	3,10
Average closing price	66,48	3,21

The quotation of the ADS's is as follows:

American Depository Shares (ADS)*	Jun. 30, 2004	Dec. 31, 2003
Number	36 257	35 463
closing price as of	US$ 17,71	US$ 18,62

* 1 ADS = 1 common share

CONSOLIDATED FINANCIAL INFORMATION

The consolidated Balance Sheet and Profit and Loss Statements as of March 31st, 2004, are presented below.

The companies included in these consolidated financial statements are: Cementos Lima S.A., Inveco S.A. (includes Unicón S.A.), Generación Eléctrica Atocongo S.A., Depósito Aduanero Conchán S.A., Transporte Lurín S.A., Minera Adelaida S.A. and Naviera Conchán S.A. (the last three are not currently operating).

CEMENTOS LIMA S.A. AND CONSOLIDATED SUBSIDIARIES

(In thousands of constant nuevos soles as of March 31, 2004)

BALANCE SHEET

	March 31, 2004	December 31, 2003
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	26 998	7 094
Accounts Receivable		
Trade accounts receivable	43 418	39 985
Other accounts receivable	8 833	8 624
	52 251	48 609
Inventories		
Cement	11 534	10 476
Work in process	84 597	82 636
Raw materials	17 978	22 342
Spare parts, materials and supplies	66 288	67 391
Goods in transit	3 781	5 251
	184 178	188 097
Prepaid Expenses	7 587	7 606
TOTAL CURRENT ASSETS	271 014	251 406
Accounts Receivable - Long Term	14 545	15 109
Investment in Securities	3 300	3 406
Fixed Assets	688 775	713 373
Other Assets	68 519	70 951
TOTAL ASSETS	1 046 153	1 054 244
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Bank Overdrafts	83 813	70 256
Trade Accounts Payable	10 703	35 238
Income and Payroll Taxes	10 737	7 429
Vacation and Profits Sharing	9 614	13 285
Dividends Payable	11	175
Customers Deposits	6 855	7 194
Other Accounts Payable	21 155	7 278
Current Portion of Long Term Debt	33 081	38 663
TOTAL CORRENT LIABILITIES	175 969	179 518
Deferred Taxesand Other	59 221	56 784
Long Term Debt	24 833	30 592
TOTAL LIABILITIES	260 023	266 894
Minority Interest	28 259	27 741
STOCKHOLDERS EQUITY		
Capital Stock	385 111	388 483
Labor Shares	49 772	50 184
Legal reserve	75 026	78 028
Undistributed earnings	247 962	242 915
TOTAL STOCKHOLDERS EQUITY	757 871	759 609
TOTAL LIABILITIES AND STOCKHOLDERS	1 046 153	1 054 244

CEMENTOS LIMA S.A. AND CONSOLIDATED SUBSIDIARIES

Income Statement

(In thousands of constant nuevos soles as of March 31, 2004)

	Three Month Period				
	To March 31, 2004		To March 31, 2003		Percent Change
		%		%	%
Net Sales	161 791	100,0	149 078	100,0	8,5
Cost of Sales	(74 133)	(45,8)	(70 208)	(47,1)	5,6
Gross Margin	87 658	54,2	78 870	52,9	11,1
Operating Expenses					
Depreciation and amortization	(24 719)	(15,3)	(25 574)	(17,2)	(3,3)
Administrative	(13 557)	(8,4)	(10 737)	(7,2)	26,3
Selling	(6 234)	(3,9)	(3 859)	(2,6)	61,5
Goodwill amortizacion	(371)	(0,2)	(816)	(0,5)	(54,6)
Total Operating Expenses	(44 881)	(27,7)	(40 987)	(27,5)	9,5
Operating Income	42 777	26,4	37 884	25,4	12,9
Comprehensive Financial (Expense) income					
financial (expense) income, net	(985)	(0,6)	(1 475)	(1,0)	(33,2)
Gain (loss) from monetary position	3 798	2,3	(1 947)	(1,3)	(295,0)
Total comprehensive Financial (Expense) income	2 813	1,7	(3 423)	(2,3)	(182,2)
Other Income (Expense)	361	0,2	(1 778)	(1,2)	(120,3)
Income Before Tax and Employees	45 951	28,4	32 683	21,9	40,6
Employees Profit Sharing	(4 377)	(2,7)	(301)	(0,2)	1 354,8
Income Tax	(12 176)	(7,5)	(8 980)	(6,0)	35,6
Net Income before minority interest	29 398	18,2	23 401	15,7	25,6
Minority interest	(2 136)	(1,3)	(857)	(0,6)	149,3
Net Income	27 261	16,8	22,544	15,1	20,9

RECENT DEVELOPMENTS

On July 21st, 2004, the Board of Directors declared a cash dividend of US$ 0,14 per common share and US$ 0,014 per investment share, payable from August 26th, 2004. This dividend totals US$ 5 837 543 and it is on account of fiscal year 2004's earnings.



Av. Atocongo 2440
Villa María del Triunfo Lima 35 - Perú
Teléfono: (511) 217-0200 Telefax: (511) 217-1496
Página Web: www.cementoslima.com.pe
E-mail: postmaster@cementoslima.com.pe

Oficina de Valores: Telf.: (511) 265-9045 Fax: (511) 470-8946

(2)

(FREE TRANSLATION)

FILE N°
82-3911

VAL-106-04

September 08, 2004

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of August 31, 2004.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2